SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  December, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NOTICE TO SHAREHOLDERS - INTEREST ON CAPITAL

São Paulo, December 11, 2007 - Votorantim Celulose e Papel (NYSE: VCP and BOVESPA: VCPA4) informs that the Board of Directors of the Company, by the power granted by the By-Laws in its article 17, approved today the declaration of Interest on Shareholders’ Equity (ISE) in the total amount of R$ 318 million. ISE will be included as mandatory minimum dividend, related to fiscal year 2007.

In Brazil, the record date will be December 20, 2007. Shares of the Company will be traded “ex-ISE” beginning on December 21, 2007.

Payment will occur after the Annual Shareholders’ Meeting that will confirm it, to be held until April 30, 2008.

The amounts to be declared and paid as ISE will be:

Gross amount of R$ 1.486272851 for each common share; and
Gross amount of R$ 1.634900136 for each preferred share.

The amount to be distributed as ISE may surpass the limits observed by VCP’s dividend policy criteria (60% of free operational cash flow) and the legal dispositions (minimum of 25% of net income), due to the favorable financial conditions of the Company, which:

•	allow the stability and visibility of cash return to shareholders; and
•	guarantee the Company’s credit rating maintenance as “investment grade” level

The amount declared as ISE will have withholding tax at the rate of 15%. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than 20%, are subject to withholding tax at a rate of 25%, under the prevailing legislation.

Shareholders with withholding tax exemption, pursuant article 5th of Law nº 11,053/04 and that have not informed Banco Itaú S.A. shall do it until December 17, 2007, in any of the places of attendance indicated below. The other shareholders that have exemption or immunity shall present documentary evidence of their exemption until December 17, 2007, at 2:00 pm (Brazilian Time), to the Company’s Investor Relations Department:

Alameda Santos, 1357 - 8th - 01419-908 - São Paulo - SP - Brazil, Phone: 5511-2138-4261, Att Susana Yamamoto.

Places of attendance - Special Securities Agencies in Brazil
Brasília - SCS Quadra 3 - Edif. D´Angela, 30, Bloco A, Sobreloja - Centro - Brasília/DF
Belo Horizonte - AV. João Pinheiro 195, Térreo - Centro - Belo Horizonte/MG
Curitiba - R. João Negrão 65, Sobreloja - Centro - Curitiba/PR
Porto Alegre - R. Sete de Setembro,746 Térreo - Centro - Porto Alegre/RS
Rio de Janeiro - R. Sete de Setembro,99 Subsolo - Centro - Rio de Janeiro/RJ
São Paulo - R. Boa Vista,176 1º SUBSOLO - Centro - Sao Paulo/SP
Salvador - AV. Estados Unidos (ED Sesquicentenário),50 2º and - Comércio - Salvador/BA
Shareholder Service Center - Investfone - 55 11 5029-7780

At the payment’s date, the credit will be done in the shareholders’ banking account, according to records in the electronic filings of Banco Itaú S.A., custodian bank of the shares. ISE funds attributed to shareholders whose records are not updated will be available at Banco Itaú S.A.

Important information:
Brazilian Record Date: December 20, 2007
Brazilian Ex-Date: December 21, 2007
Gross Interest on Capital rate (per ADS): R$1.634900136
Income Tax Withholding Rate:  15%
Interest on Capital Payment Date: to be defined

Share Price:
VCPA4 = R$ 59,40
ADR VCP = US$ 33,79
December 10, 2007

Number of Shares:
Voting = 105,702,452
Preferred = 98,443,055
Total = 204,145,507

Market Capitalization:
R$ 12.1 billion
US$ 6.9 billion
Investor Relations

Valdir Roque
Finance and Investor Relations Officer
Andrea Kannebley
Investor Relations Manager
Sandra Matsumoto
Susana Yamamoto

Phone: (55 11) 2138-4287/4361/4261
Fax: (55 11) 2138-4066
ir@vcp.com.br
www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: December 11, 2007	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer